Bingham McCutchen LLP
2020 K Street, N.W.
Washington, DC 20006
February 11, 2009
VIA EDGAR
Securities and Exchange Commission
Division of Investment Management
100 F Street, NE
Washington, D.C. 20549

Re:	Legg Mason Partners Variable Income Trust (filing relates to Legg Mason Partners Variable Money Market Portfolio (the “Fund”)) (File Nos. 033-40603 and 811-06310)
Ladies and Gentlemen:
     On behalf of Legg Mason Partners Variable Income Trust, a Maryland business trust (the “Trust”), we are hereby filing a copy of the current draft of the “Fee table,” “Example” and related footnotes to be included in the Fund’s prospectus. The Fund’s prospectus was included in Post-Effective Amendment No. 47 to the registration statement for the Trust (the “Amendment”), which was filed with the Commission on Form N-1A pursuant to Rule 485(a) under the Securities Act of 1933, as amended, on December 19, 2008.
     We are filing copies of the draft “Fee table,” “Example” and related footnotes for the Fund in accordance with the Staff’s request to file such information as a correspondence filing, if the information was not complete in the Rule 485(a) amendment, as filed. The Fund intends to file its complete Rule 485(b) amendment to its registration statement prior to its effectiveness.
     Please call Mari Wilson at (617) 951-8381 or the undersigned at (202) 373-6549 with any comments or questions relating to the filing.
Sincerely,
/s/ Miles Treakle
Miles Treakle

PROSPECTUS / FEBRUARY 28, 2009

Legg Mason Partners
Variable Money Market
Portfolio

Shares of the fund are offered only to insurance company separate accounts which fund certain variable annuity and variable life insurance contracts. This Prospectus should be read together with the Prospectus for those contracts.

The Securities and Exchange Commission has not approved or disapproved these securities or determined whether this Prospectus is accurate or complete. Any statement to the contrary is a crime.

INVESTMENT PRODUCTS: NOT FDIC INSURED • NO BANK GUARANTEE • MAY LOSE VALUE

Fee table

This table sets forth the estimated fees and expenses you may pay if you invest in fund shares, and, unless otherwise indicated, reflects expenses incurred by the fund during its fiscal year ended October 31, 2008. Expenses may vary in the future. The fee table and expense example do not reflect expenses incurred from investing through a separate account or qualified plan and do not reflect variable annuity or life insurance contract charges. If they did, the returns would be lower and the overall fees and expenses would be higher than those shown. Detailed information about the cost of investing in this fund is presented in the contract prospectus through which the fund’s shares are offered to you.

SHAREHOLDER FEES

(PAID DIRECTLY FROM YOUR INVESTMENT)
Maximum sales charge (load) imposed on purchases (as a % of offering price)	None

Maximum contingent deferred sales charge (load) (as a % of the lower of net asset value at purchase or redemption)	None

ANNUAL FUND OPERATING EXPENSES

(PAID BY THE FUND AS A % OF NET ASSETS)
Management fee[1]	0.45%

Distribution and service (12b-1) fees	None

Other expenses[2]	0.06%

Treasury Guarantee Program[3]	0.03%

Total annual fund operating expenses*	0.54%

Example

This example helps you compare the costs of investing in the fund with the costs of investing in other mutual funds. Your actual costs may be higher or lower. The example assumes that:

•	You invest $10,000 in the fund for the period shown

•	You reinvest all distributions and dividends without a sales charge

•	Your investment has a 5% return each year — the assumption of a 5% return is required by the Securities and Exchange Commission (“SEC”) for the purposes of this example and is not a prediction of the fund’s future performance

Legg Mason Partners Variable Money Market Portfolio ï 7

•	You redeem your shares at the end of the period

•	The fund’s operating expenses (before fee waivers and/or expense reimbursements, if any) remain the same

NUMBER OF YEARS YOU OWN YOUR SHARES

	1 YEAR	3 YEARS	5 YEARS	10 YEARS
Variable Money Market Portfolio	$55[4]	$166	$287	$642

*	Because of a voluntary expense cap, actual total operating expenses are not expected to exceed 1.25%. This voluntary expense cap does not cover interest, brokerage, taxes and extraordinary expenses and may be changed or terminated at any time. In order to implement this voluntary expense cap, the manager will, as necessary, forgo management fees or reimburse operating expenses. However, the manager is permitted to recapture amounts previously voluntarily forgone or reimbursed by the manager to a fund during the same fiscal year if the fund’s total annual operating expenses have fallen to a level below the voluntary expense cap. In no case will the manager recapture any amount that would result, on any particular fund business day, in a fund’s total annual operating expenses exceeding the voluntary expenses cap. The Board has been apprised of the expense cap and recapture arrangement.

[1]	The fund pays management fees at an annual rate that decreases as fund assets increase in accordance with the following breakpoint schedule:

Average Daily	Management
Net Assets	Fee Rate
First $1 billion	0.450%
Next $1 billion	0.425%
Next $3 billion	0.400%
Next $5 billion	0.375%
Over $10 billion	0.350%

[2]	The amount set forth in “Other expenses” has been revised to reflect the estimated effect of additional prospectus and shareholder report printing and mailing expenses expected to be incurred by the fund going forward.

[3]	The Treasury Guarantee Program expenses were 0.025% and were incurred for the period September 19, 2008 through April 30, 2009, and are not covered by any expense cap currently in effect. It is not currently known whether or not the Program will be extended or if the fund will continue to participate in the Program beyond that date.

[4]	The effect of the Treasury Guarantee Program is factored into the first year of the example only due to the fact that it is not currently known whether or not the Program will be extended or if the fund will continue to participate in the Program.

8 ï Legg Mason Partners Funds